August 15, 2013

VIA FIRST CLASS MAIL AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Reynolds
Assistant Director

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated August 1, 2013, regarding Baja Mining Corp. Form 20-F for Fiscal Year Ended December 31, 2012 Filed April 30, 2013 File No. 000-51690

Ladies and Gentlemen:

Baja Mining Corp. (the “Company” or “Baja”) hereby respectfully submits this letter as its response to the staff’s comments set forth in the staff’s letter, dated August 1, 2013, regarding the Company’s above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission (“SEC”) on April 30, 2013 (File No. 000-51690) (the “Annual Report”).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 20-F for Fiscal Year Ended December 31, 2012 filed April 30, 2013

D. Property, Plants and Equipment page 37

Staff Comment No. 1

We note your disclosure regarding 70 million tons of proven and probable reserves and mineral resources.

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Considering your statements regarding the status of your updated technical report, it is unclear to us if you are still declaring mineral reserves for the Boleo Project. Please advise. Based on your response we may have additional comments.

Baja’s Response:

As disclosed in the Annual Report, due to a project funding shortfall, based on forecast cost overruns identified in April of 2012, subsequent interim financing through a consortium of Korean companies, including Korea Resources Corporation (“KORES”), and other events over the past year, KORES now controls the Boleo Project.

As a result of these events, including the forecast cost overruns, Baja considers the previously published proven and probable mineral reserves, which were based on our 2007 definitive feasibility study and several updated technical reports from 2007 through 2010, as historical reserves, and therefore, Baja did not characterize its current mineral resources (as determined under Canadian National Instrument 43-101 “NI 43-101”) at the Boleo Project as mineral reserves under either NI 43-101 or SEC Industry Guide 7 standards within the property disclosure contained in the Annual Report.  The only reference to “70 million tons of proven and probable reserves” is contained in the section heading “Item 3D Risk Factors” of the Annual Report.  That reference is historical in nature and is contained within a risk factor that specifically describes that the prior mineral reserve estimates were based on historical cost projections,  that an updated technical report is being prepared by SRK Consulting to address current cost projections and that the project may prove to be uneconomic for commercial production.

Baja is currently awaiting the updated technical report on the Boleo Project and anticipates that the updated mineral reserves reported therein will be made public in the second half of 2013. Baja will update its mineral reserves disclosure in future filings with the SEC, if and when, such mineral reserves are established by a technical report based on current cost projections.  If Baja determines that the updated technical report is insufficient to support SEC Industry Guide 7 compliant reserves, any NI 43-101 mineral reserves or resources reported will be accompanied by an appropriate cautionary note to investors highlighting the differences between NI 43-101 and SEC Industry Guide 7 reserves and clearly indicating that such reserves are not SEC Industry Guide 7 compliant reserves.

Staff Comment No. 2

Please disclose the mineral prices used to determine the cut-off grade for the materials designated as mineral resources.

Baja’s Response:

Mineral prices used to determine the mineral resource cut-off grade are noted on p. 42 of the Annual Report and are restated here:

Copper                $1.50/lb
Cobalt                 $15.00/lb
Zinc                    $1.20/lb

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 685-2323 or our United States legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP, at (303) 352-1133.

Yours truly,

BAJA MINING CORP.

Per:	/s/ Nigel Kirkwood
Nigel Kirkwood
Chief Financial Officer

cc:	Jason K. Brenkert, Dorsey & Whitney LLP

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